Form 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the
Securities Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935 or Section 30(h)
of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response . . . 0.5
(Print or Type Responses)

1.	Name and Address of Reporting Person*

Coughlan Elaine

(Last) (First) (Middle)

Parthus Technologies PLC 32-34 Harcourt Street

(Street)

Dublin 2 Ireland

(City) (State) (Zip)

2.	Issuer Name and Ticker or Trading Symbol

ParthusCeva, Inc. (PCVA)

3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4.	Statement for Month/Day/Year

11/01/02

5.	If Amendment, Date of Original (Month/Day/Year)

6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)

☐ Director ☐ 10% Owner ☒ Officer (give title below) ☐ Other (specify below) Chief Financial Officer

7.	Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)

Common Stock

2.	Transaction Date (Month/Day/Year)

11/01/02

2A.	Deemed Execution Date, if any (Month/Day/Year)

N/A

3.	Transaction Code (Instr. 8)

	Code	V

A

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	Amount (A) or (D)	Price

	3,028 A	(1)

5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)

3,028

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

D

7.	Nature of Indirect Beneficial Ownership (Instr. 4)

(1) Received in exchange for 200,000 ordinary shares of Parthus Technologies plc in connection with a combination of Parthus Technologies plc and Ceva, Inc. (the "Combination"). On the date prior to the effective date of the Combination, the closing price of Parthus Technologies plc's ordinary shares was $0.237 per share, and on the effective date of the Combination, the closing price of ParthusCeva, Inc.'s common stock was $5.27 per share.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form not required to respond unless the form displays a currently valid OMB control number.

(Over)
SEC 1474 (9-02)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)

Stock Option

2.	Conversion or Exercise Price of Derivative Security

$10.90

3.	Transaction Date (Month/Day/Year)

11/01/02

3A.	Deemed Execution Date, if any (Month/Day/Year)

N/A

4.	Transaction Code (Instr. 8)

	Code	V

A

5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	(A)	(D)

6,057

6.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable	Expiration Date

	(2)	8/4/06

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)

	Title	Amount or Number of Shares

	Common Stock	6,057

8.	Price of Derivative Security (Instr. 5)

(3)

9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)

6,057

10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)

D

11.	Nature of Indirect Benefical Ownership (Instr. 4)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)

Stock Option

2.	Conversion or Exercise Price of Derivative Security

$17.63

3.	Transaction Date (Month/Day/Year)

11/01/02

3A.	Deemed Execution Date, if any (Month/Day/Year)

N/A

4.	Transaction Code (Instr. 8)

	Code	V

A

5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	(A)	(D)

1,073

6.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable	Expiration Date

	(4)	2/4/07

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)

	Title	Amount or Number of Shares

	Common Stock	1,073

8.	Price of Derivative Security (Instr. 5)

(5)

9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)

1,073

10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)

D

11.	Nature of Indirect Benefical Ownership (Instr. 4)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)

Stock Option

2.	Conversion or Exercise Price of Derivative Security

$17.63

3.	Transaction Date (Month/Day/Year)

11/01/02

3A.	Deemed Execution Date, if any (Month/Day/Year)

N/A

4.	Transaction Code (Instr. 8)

	Code	V

A

5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	(A)	(D)

15,141

6.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable	Expiration Date

	(6)	7/11/07

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)

	Title	Amount or Number of Shares

	Common Stock	15,141

8.	Price of Derivative Security (Instr. 5)

(7)

9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)

15,141

10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)

D

11.	Nature of Indirect Benefical Ownership (Instr. 4)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)

Stock Option

2.	Conversion or Exercise Price of Derivative Security

$17.63

3.	Transaction Date (Month/Day/Year)

11/01/02

3A.	Deemed Execution Date, if any (Month/Day/Year)

N/A

4.	Transaction Code (Instr. 8)

	Code	V

A

5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	(A)	(D)

38

6.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable	Expiration Date

	(8)	11/30/07

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)

	Title	Amount or Number of Shares

	Common Stock	38

8.	Price of Derivative Security (Instr. 5)

(9)

9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)

38

10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)

D

11.	Nature of Indirect Benefical Ownership (Instr. 4)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)

Stock Option

2.	Conversion or Exercise Price of Derivative Security

$17.63

3.	Transaction Date (Month/Day/Year)

11/01/02

3A.	Deemed Execution Date, if any (Month/Day/Year)

N/A

4.	Transaction Code (Instr. 8)

	Code	V

A

5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	(A)	(D)

45,423

6.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable	Expiration Date

	(10)	9/20/08

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)

	Title	Amount or Number of Shares

	Common Stock	45,423

8.	Price of Derivative Security (Instr. 5)

(11)

9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)

45,423

10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)

D

11.	Nature of Indirect Benefical Ownership (Instr. 4)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)

Stock Option

2.	Conversion or Exercise Price of Derivative Security

$17.63

3.	Transaction Date (Month/Day/Year)

11/01/02

3A.	Deemed Execution Date, if any (Month/Day/Year)

N/A

4.	Transaction Code (Instr. 8)

	Code	V

A

5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

	(A)	(D)

52,994

6.	Date Exercisable and Expiration Date (Month/Day/Year)

	Date Exercisable	Expiration Date

	(12)	6/20/09

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)

	Title	Amount or Number of Shares

	Common Stock	52,994

8.	Price of Derivative Security (Instr. 5)

(13)

9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)

52,994

10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)

D

11.	Nature of Indirect Benefical Ownership (Instr. 4)

Explanation of Responses:

(2)	166,670 stock options are immediately exercisable. The remaining 233,340 stock options vest monthly beginning 11/4/02.
(3)	Received in the Combination in exchange for a stock option to acquire 400,010 ordinary shares of Parthus Technologies plc for $.165 per share.
(4)	37,500 stock options are immediately exercisable. The remaining 33,340 stock options vest monthly beginning 11/4/02.
(5)	Received in the Combination in exchange for a stock option to acquire 70,840 ordinary shares of Parthus Technologies plc for $.267 per share.
(6)	562,490 stock options are immediately exercisable. The remaining 437,510 stock options vest monthly beginning 11/11/02.
(7)	Received in the Combination in exchange for a stock option to acquire 1,000,000 ordinary shares of Parthus Technologies plc for $.267 per share.
(8)	2,500 stock options are immediately exercisable.
(9)	Received in the Combination in exchange for a stock option to acquire 2,500 ordinary shares of Parthus Technologies plc for $.267 per share.
(10)	812,490 stock options are immediately exercisable. The remaining 2,187,510 stock options vest monthly beginning 11/20/02.
(11)	Received in the Combination in exchange for a stock option to acquire 3,000,000 ordinary shares of Parthus Technologies plc for $.267 per share.
(12)	The stock options vest in equal monthly installments beginning June 20, 2003.
(13)	Received in the Combination in exchange for a stock option to acquire 3,500,000 ordinary shares of Parthus Technologies plc for $.267 per share.

/S/ JOHN BOURKE	11/01/02
**Signature of Reporting Person Attorney-in-fact	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Last update: 09/05/2002

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